UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

LONG-TERM INCENTIVE GENERAL PLAN

1. Clause 1. Principles of the Plan

2. Clause 2. Definitions

3. Clause 3. Participants in the Plan

4. Clause 4. Plan Particulars

5. Clause 5. Plan Management

6. Clause 6. Cash Payments

7. Clause 7. Payments in UNITS

8. Clause 8. Rules for UNITS

9. Clause 9. Termination, Retirement, Death and Incapacity

10. Clause 10. Non-Interference with the Employment Relationship, Term of Office, or Agreement

11. Clause 11. Term

12. Clause 12. Additional Provisions

1.   Clause 1. Principles of the Plan

1.1.      Once approved by the General Meeting, this General Long-Term Incentive Plan (“Plan”) shall establish the rules for certain variable compensation opportunities to be offered to certain employees (including management-level employees) and managers of Banco Santander (Brasil) S.A. (“Company”) and/or companies under its control (collectively with the Company, “Santander Brazil Group”), playing a role or holding a specific and/or specialized position (individually, “Key Person” and, collectively, “Key Personnel”) pursuant to the following principles:

(a)	To align the interests of Santander Brazil Group and the Key Personnel aiming at, on the one hand, business growth and profitability in a sustainable manner, and, on the other hand, acknowledging the Key Personnel’s contribution with the performance of Santander Brazil Group’s activities;

(b)	To allow for Santander Brazil Group to retain the Key Personnel in its staffs by providing them a package of competitive variable compensation with the best market practices;

(c)	To further Santander Brazil Group’s performance in line with the interests of the Company’s stockholders through the long-term commitment of the Key Personnel; and

(d)	To discourage behaviors that increase risk exposure above levels deemed reasonable in short-, medium-, and long-term strategies implemented by Santander Brazil Group.

1.2.      Additionally, the Plan observes the following criteria as the basis for its implementation:

(a)	Resolution #3,921 of the CMN [National Monetary Council], dated November 25, 2010 (“Res. 3,921”), providing on the compensation policy for managers of financial institutions;

(b)	Law 6,404, dated December 15, 1976, especially, but not limited to, with regard to whatever is applicable to §3 of article 168;

(c)	Requirements for deferred payment of a installment of the variable compensation provided to its managers and employees, considering long-term sustainable financial bases and adjustments to future payments due to the risks taken and fluctuations in cost of capital; and

(d)	Corporate Frameworks and Internal Policies of Santander Brazil Group, especially the provisions of the compensation policy for the Company’s managers (“Compensation Policy”).

2.   Clause 2. Definitions

2.1.       All terms capitalized in this Plan shall have the meanings given to them in Attachment 1, including gender and number variations thereof.

2.2.       Headings and titles in this document are for convenience of reference only and are not intended to nor do they limit or affect the meaning of clauses, paragraphs, or articles to which they apply. The terms “including”, “in particular”, and others alike shall be construed as if they were followed by the term “for example”. References to any documents or normative provisions include all changes and additions thereto, except if expressly provided otherwise.

2.3.       All assignments and privileges established in this Plan regarding the Board of Directors may be unreservedly delegated thereby to other specific bodies, committees, or people that are part of Santander Brazil Group (“Delegated Persons”). Accordingly, all clauses making reference to the Board of Directors shall be construed as making reference to the Board of Directors or the Delegated Persons.

3.   Clause 3. Participants in the Plan

3.1.       The Key Personnel shall be deemed eligible to the variable compensation opportunities of this Plan, as designated by the Board of Directors or by the Company’s compensation committee (“Compensation Committee”) and informed to the HR (individually “Participant” and, collectively, “Participants”), which designation shall be made upon the nomination of the Participants and which variable compensation opportunities they are eligible to (“Designation”).

3.1.1.       The Designation shall take into account, among other factors, the Participant’s seniority, responsibilities, and activities and the risk managed thereby at Santander Brazil Group.

3.2.       The rights and benefits of this Plan shall be granted to the Participants on a strictly personal basis, and may not be encumbered, assigned, or transferred to third parties, except for the possibility of inuring to the benefit of their respective successors in the event of death of the Participant, as provided in this Plan.

4.   Clause 4. Plan Particulars

4.1.       The bases for the granting of variable compensation opportunities to the Participants shall be established substantially in accordance with the template contained in Attachment 2 and pursuant to the terms of this Plan (collectively referred to as “Bonus Bases” and, individually, as “Bonus Base”), in compliance with the following principles:

(a)	They may be in cash or stocks, to be paid, in the first case, in the Brazilian legal tender, i.e., BRL (“Cash”), and, in the second case, in UNITS (as defined in Attachment 1);

(b)	They shall observe the terms of the Compensation Policy and the legislation in force; and

(c)	They shall include the period when the Designation may occur, and once such period has expired, no new participants may enter in the granting of opportunities, according to the applicable Bonus Base (“Opportunity Period”).

4.2.       The variable compensation opportunities shall be granted to the Participants under the designation of “Bonus”, which shall establish the conditions of variable compensation to be offered to each Participant and be attached to the Agreement (as defined below) upon which the granting of the variable compensation is made to the Participant, and such bonus shall comply with the following principles and criteria:

(a)	They shall be granted in individual forms and with specific methodology and criteria applicable to each Participant;

(b)	They shall be conditional and random, and its achievement by the Participant shall rely both on the accomplishment of long-term goals and on Santander Group’s economic conditions;

(c)	They shall substantially follow the template in Attachment 4 to the Agreement;

(d)	Their particulars and conditions shall be established within the parameters of each applicable Bonus Base at all times;

(e)	They shall be part of the variable compensation agreed upon by the Company and the Participant; and

(f)	They me be granted individually or collectively in two (2) or more to each Participant.

4.3.       On an annual basis, the Board of Directors shall be responsible for approving the Bonus Bases and defining the methodology for calculating the portion of the variable compensation payable to each Participant, as established in each Bonus.

4.3.1.       Once the Bonus Bases have been approved, they shall become an integrating part of this Plan.

4.3.2.       Additionally, the Board of Directors shall have the privilege of changing such methodology whenever it deems necessary, provided, however, that such change is appropriately justified.

4.4.       The initial base of the variable compensation to be granted to each Participant under each Bonus (“Initial Base”) shall be calculated based on the Bonus Base and on the methodology defined for the Bonus.

4.5.       The Initial Base shall be divided into cash installment (“Cash Installment”) and deferred installment (“Deferred Installment”), wherein the Deferred Installment shall be divided by the deferral period established for each Bonus Base and distributed in the fiscal years following the initial fiscal year defined for the Bonus Base (such initial fiscal year being defined as the “Base Year”, and the case at matter as “Annual Maximum”). By February 10 of each applicable fiscal year thereafter, the Board of Directors may change the Annual Maximum and determine the “Annual Final Base” thereafter, which shall be lower than the Annual Maximum.

4.5.1.       The Board of Directors shall observe the following criteria in order to determine the Annual Final Base:

(a)	Poor financial performance of the Company;

(b)	The Participant’s failure to comply with internal rules and regulations, especially those relating to risks;

(c)	Substantial changes in the Company’s financial statements, at the external auditors’ discretion, except if as a result of changes in accounting standards. If the Board of Directors deems necessary, this analysis may also include Santander Group’s financial statements; and

(d)	Significant variations in the capital stock or in the qualitative risk assessment of the Company. If the Board of Directors deems necessary, it may also include Santander Group’s capital stock variations in this analysis.

4.5.2.       The Board of Directors may change the Annual Final Base in accordance with the same assumptions established in Clauses 4.5 and 4.5.1 above.

4.5.3.       If the Annual Final Base is determined or even changed, the new applicable value shall be communicated to the Participant.

4.6.       Payments of Cash Installment and Deferred Installment of the Participant’s Bonus:

(a)	Shall be made by March 31 of each fiscal year, as the case may be;

(b)	Shall comply with the specifications approved by the Board of Directors; and

(c)	When involving the Company’s managers, shall be made within the global compensation limit for managers approved in a General Meeting or on account of participation in profits.

4.7.       The conditions applicable to each Participant shall be supported by an individual specific agreement, substantially pursuant to Attachment 3, which shall always provide for, among other provisions, the Bonuses to which the Participant is eligible as an attachment and confirm the Participant’s full acceptance of the rules and conditions of the Plan (“Agreement”). The Participants may execute the paper or electronic version of the Agreement.

4.7.1.       For cases involving Participants from other companies of Santander Brazil Group, the Agreement may be entered into between the applicable company of Santander Brazil Group and the Participant, wherein for Bonuses granted in UNITS, such UNITS shall be preferably purchased by the applicable company from the Company, or from third parties, if not possible to purchase directly from the Company, for subsequent assignment to the applicable Participant.

4.8.       The Board of Directors may establish a special treatment for certain cases and situations throughout the effectiveness of the Plan, provided that neither the rights already granted to the Participants nor the basic principles of the Plan are affected. Such special treatment shall be appropriately justified and shall not constitute a precedent claimable by other Participants.

4.9.       The Company shall observe the tax, labor, and social security legislation applicable to the Bonus payment, including with regard to any tax withholding at the source for amounts paid to the Participants, when applicable.

5.   Clause 5. Plan Management

5.1.       This Plan shall be approved by the General Meeting upon proposal of the Board of Directors together with the Compensation Committee and shall be managed by the Company’s human resources department (“HR”), under the supervision of the Compensation Committee.

5.2.       The management of this Plan shall be held within the parameters approved by the General Meeting at all times, provided, however, that the Board of Directors shall have the necessary powers to:

(a)	Resolve on any and all actions regarding the management of this Plan, including on details and the application of the general rules established in this Plan;

(b)	Establish the criteria of Bonuses to be granted, always pursuant to the limits and conditions established in the Bonus Bases, as well as to review the conditions of such Bonus Bases, provided that in compliance with the basic principles thereof, thus being authorized to: (i) adjust the Plan based on other similar plans implemented by other companies of Santander Brazil Group; and/or, when applicable, (ii) replace the UNITS with backed securities in Santander Spain’s Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the Bonuses at matter, including the process of acquisition of such securities;

(c)	Resolve on the list of Participants and the Bonus Base applicable thereto based on the Bonus criteria;

(d)	Review exceptional cases arising out of or in connection with this Plan;

(e)	Clarify doubts regarding the construance of the general rules established in this Plan;

(f)	Propose to the General Meeting changes to the Plan as a result of adjustments to similar plans implemented by other companies of Santander Brazil Group; and

(g)	Grant powers to Delegated Persons so that they, within the limits under which the Board of Directors may operate under the Plan, perform the activities necessary to effectively follow-up, implement, and develop the Plan.

5.3.       HR shall handle the implementation of the Plan based on the terms established herein, including, but not limited to, all communications applicable to the Participants throughout the Plan.

6.   Clause 6. Cash Payments

6.1.       Payments in Cash shall be made as established in Clause 4.5 above, there being, however, additional adjustment criteria applicable to the Annual Final Base for Cash (“Annual Final Cash Amount”), as provided below.

6.2.       The values of the Annual Final Cash Amount to be paid to the Participant shall be adjusted based on the variation of one hundred percent (100%) of the CDI [Interbank Deposit Certificate] from February 1 of the Base Year to January 31 of each year of payment of the Deferred Installment (“Annual Adjusted Final Cash Amount”). The Annual Adjusted Final Cash Amount shall also be subject to the same adjustments established in Clauses 4.5.1 above.

7.   Clause 7. Payments in UNITS

7.1.       For the purposes of Bonus payment in UNITS, the Initial Base shall be converted into a certain number of UNITS (“Conversion”), wherein the applicable Deferred Installment shall be delivered to the Participant based on the future performance criteria of the UNITS established in the Bonus and the conditions below.

7.2.       The Conversion will be carried out by dividing the Initial Base by the average of the final daily quotation of UNITS (Ticker: SANB11) in the last 50 (fifty) trading sessions of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) immediately preceding the first business day of February of the initial fiscal year of application established in the Bonus Base (the “Total Quantity of UNITS”).

7.2.1.       In the event the Total Number of UNITS is not a whole number, the following rule shall be observed:

(a)	If the fractional number is equal to or higher than 0.5 tenths, the Total Number of UNITS shall be rounded up to the nearest whole number; and

(b)	If the fractional number is less than 0.5 tenths, the Total Number of UNITS shall be rounded down to the nearest whole number.

7.3.       Payment of Bonuses in UNITS shall be made as established in Clause 4.5 above, there being, however, additional adjustment criteria applicable to the Annual Final Base for UNITS (“Annual Total Number of UNITS”) as provided below.

7.4.       The Participant’s Annual Total Number of UNITS shall be increased as the Company distributes dividends and/or interest of own capital to its stockholders, from February 1 of the Base Year to January 10 of each fiscal year thereafter, as applicable to each Bonus, in the amount corresponding to the dividends and/or interest of own capital which the Participant would be entitled to if they had the Annual Total Number of UNITS since February 1 of the Base Year (“Annual Adjusted Total Number of UNITS”). The Annual Adjusted Total Number of UNITS of each Participant shall be calculated based on the UNITS quotation (Ticker: SANB11) as of the date stated as “Ex-Dividend/Interest of Own Capital”, pursuant to the Notice to Stockholders submitted by the Company. The Annual Adjusted Total Number of UNITS shall also be subject to the same adjustments established in Clause 4.5.1 above.

7.5.       The Board of Directors, in order to further the Company’s and its stockholders’ interests, may review the conditions of the Plan, including replacing the UNITS with backed securities in Santander Spain’s Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the Bonuses established in this Plan, including the process of acquisition of such securities, provided that this shall not change the respective basic principles, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

8.   Clause 8. Rules for UNITS

8.1.       The UNITS granted to the Participant may not be disposed for the period of one (1) year as of the date of disposition of the each lot of UNITS to the Participant (“Lock-up Period”). For clarification purposes, the Lock-up Period shall start whenever the Participants receive the UNITS as a result of the Bonus distribution in Units.

8.1.1.       For the purposes of this clause, “disposition” shall mean offering, executing an agreement to sell, purchasing, exchanging, leasing, executing an agreement to lease, attaching, and pledging UNITS, derivatives trading backed in UNITS, or any other form of direct or indirect disposition or encumbrance of UNITS.

8.2.       Furthermore, from the time of execution of the Agreement and during the whole Lock-up Period in the applicable proportion, the Participants may not engage in transactions with third parties, such as hedging, with the aim of offsetting, in whole or in part, the risk of variation in the UNITS quotation.

8.3.       The Bonus Base, and subsequent granting of the Bonus, may not cause the dilution of Banco Santander Brazil’s capital stock, since UNITS in treasury shall be used to pay the Bonuses in UNITS.

8.4.       In order to preserve the objectives of the Bonus Base, the maximum limit of UNITS established in each Bonus Base shall be adjusted upwards or downwards in the event of: (i) stock splitting, grouping, or bonuses; (ii) merger, incorporation, spin-off; and/or (iii) other significant procedures similar in nature. HR, under the supervision of the Board of Directors, shall carry out such quantitative adjustments through the methodologies used by BM&FBOVESPA to achieve similar adjustments in its stock markets.

9.   Clause 9. Termination, Retirement, Death and Incapacity

9.1.       The Bonuses granted to the Participants in accordance with each Agreement may be:

(a)	Revoked earlier, in the event any of the assumptions established in Items (i) and (ii) of Clause 9.2 “(a)” below occur; and

(b)	Maintained, in the event any of the assumptions established in Items (i) and (ii) of Clause 9.2 “(b)” and in Clauses 9.3 a 9.9 below occur.

9.1.1.       In the event any of the assumptions above occur, this shall be communicated to the Participant in a timely manner.

9.2.       In the event the Participant is terminated, the following rules shall be observed:

(a)	For Participants with an employment relationship with any of the companies that are part of Santander Brazil Group, in the event of: (i) resignation or dismissal for cause pursuant to Art. 482 of the CLT [Consolidation of Labor Laws], the Participant shall have their right to participate in the Plan terminated, such that there shall be no right to receive future installments of the Bonus to which they are eligible; and (ii) termination of the employment agreement for acts committed by the Company, pursuant to Art. 483 of the CLT, or dismissal without cause, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) such Participant is eligible to, the value of the Bonus installment applicable thereto.

(b)	For Participants holding a management position in any of the companies that are part of Santander Brazil Group (“Statutory Officer”), but with no employment relationship, in the event of: (i) discharge by the Company’s unilateral decision without cause, according to a notice of discharge addressed to the Statutory Officer thereby, or end of term of office as mutually and reasonably agreed upon by the involved parties, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto; and (ii) discharge by the Company’s unilateral decision for cause, according to a notice of discharge addressed to the Statutory Officer by the Company, or waiver by the Participant of the position of Statutory Officer held by them, the Participant shall have their right to participate in the Plan terminated, such that there shall be no right to receive future installments of the Bonus to which they are eligible.

9.2.1.       Notwithstanding the foregoing provisions, the Company may, at its sole discretion, maintain the Bonuses offered to the Participant under terms and conditions to be specifically addressed in a written agreement. The terms agreed upon with one Participant shall not constitute a precedent claimable by other Participants.

9.3.       In the event the Participant terminates from Company to be transferred to another company of Santander Group located outside Brazil, the provisions of Clauses 9.2 “(a)(ii)” or “(b)(i)” and 9.2.1 above shall apply (as the case may be).

9.4.       In the event of termination of a Participant by resignation for transfer to another company of Santander Group, the Company’s Board of Directors may approve the maintenance of the Participant’s right in the Plan.

9.5.       In the event of retirement for length of service or pre-retirement paid leave of the Participant, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.6.       In the event of death of the Participant, their respective successor shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.7.       In the event of permanent incapacity of the Participant, as evidenced by two (2) medical reports (public and private institution), the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.8.       In the event of discontinuance of the employment agreement due to sickness or occupational injuries, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto, as defined by the Board of Directors, considering, in particular, the provisions of Clause 4.8 above.

9.9.       It is further clarified that the times for the payment of Bonus installments subject to this Plan shall be the same for all Participants or successors, as the case may be, and shall comply with Clauses 4, 6, and 7 above at all times, whether or not the Participant remains as an employee or Statutory Officer of the Company or a company under its control, when applicable, at the time the Bonuses are paid, pursuant to the conditions of this Plan.

10.Clause 10. Non-Interference with the Employment Relationship, Term of Office, or Agreement

10.1.       Nothing in this Plan, neither the execution of the Agreement may:

(a)	Be construed as the constitution of rights to employed Participants or confer upon them any rights related to their permanence as employees of the Company or somehow interfere with the Company’s or Santander Brazil Group’s right, subject to legal and the employment agreement conditions, to terminate the relationship with the Participant at any time;

(b)	Confer upon any officer or member of the Board of Directors of the Company, or of any other company of Santander Brazil Group that is a Participant, any rights related to their permanence until the end of their term of office, nor shall it interfere somehow with the Company’s right to dismiss them, nor shall it ensure their right to re-elect for the position; and

(c)	Create any labor- or social security-related obligation between any company of Santander Brazil Group and the Participant, since it is a remunerated business exclusively of civil nature.

11. Clause 11. Term

11.1.       The Plan shall enter into force immediately after its approval by the General Meeting and remain valid indefinitely.

11.2.       The Plan may be extinguished, discontinued, or changed at any time by the General Meeting, provided that, in the event of discontinuance or extinguishment, the rights of the Participants with Bonus installments pending payment shall be observed, in which case the assumptions of Clauses 9.2 “(a)(ii)” or “(b)(i)” shall apply.

12.Clause 12. Additional Provisions

12.1.       Each Participant shall be responsible for observing the tax legislation in force and for the respective payment of taxes applicable to the Plan.

12.2.       Matters not covered by this Plan shall be regulated by the Company’s Board of Directors.

* * * *

Attachment 1

Definitions

Term	Meaning
Base Year	Clause 4.5
General Meeting	Means the Company’s General Meeting
Annual Final Base	Clause 4.5
Initial Base	Clause 4.4
B3	Clause 7.2
Bonus	Clause 4.2
CDI	Interest rate of the Interbank Deposit Certificate, which is assessed based on pre-fixed interbank deposits issuance operations agreed upon for one business day and recorded and settled through the CETIP – Custody and Settlement Chamber system, as determined by the Central Bank of Brazil, known as “DI-CETIP Overnight Rate (Extra-Group)”, expressed as an annual percentage based on a year of two hundred fifty-two (252) days and published by the CETIP on a daily basis.
CLT	Consolidation of Labor Laws
Compensation Committee	Clause 3.1
Company	Clause 1.1
Board of Directors	Means the Company’s Board of Directors
Agreement	Clause 4.7
Conversion	Clause 7.1
Designation	Clause 3.1
Cash	Clause 4.1 (a)
Statutory Officer	Clause 9.2 (b)
Santander Brazil Group	Clause 1.1
Santander Group	Banco Santander, S.A. and companies directly or indirectly controlled thereby.

Annual Maximum	Clause 4.5
Bonus Base	Clause 4.1
Bonus Bases	Clause 4.1
Cash Installment	Clause 4.5
Deferred Installment	Clause 4.5
Participants	Management-level employees and other employees of the Company and of companies under its control that may benefit from the Plan, as defined in Clause 1.1
Lock-up Period	Clause 8.1
Opportunity Period	Clause 4.1 (c)
Plan	Long-term incentive policy intended for employees of Santander Brazil and other companies of Santander Brazil Group, as defined in Clause 1.1
Annual Total Number of UNITS	Clause 7.3
Annual Adjusted Total Number of UNITS	Clause 7.4
Annual Final Cash Amount	Clause 6.1
Annual Adjusted Final Cash Amount	Clause 6.2
Total Number of UNITS	Clause 7.2
Res. 3,921	Clause 1.2 (a)
HR	Clause 5.1
Compensation Policy	Clause 1.2 (d)
UNITS	Certificates of deposit of the Company’s stocks, each representing one (1) ordinary stock and one (1) preferred stock issued by the Company (Ticker: SANB 11)

Attachment 2

Template - Bonus Base

Base Year
__
Form
Bonus in Cash/UNITS
Amounts Included
Cash/UNITS: BRL __
Deferral Period
__ years
Designation Period
From __ to __
Deferral Criteria
__

Attachment 3

Agreement Template

LONG-TERM INCENTIVE PLAN AGREEMENT

By this private instrument, on the one hand:

(a)       [BANCO SANTANDER (BRASIL) S.A., a financial institution with main place of business at Avenida Presidente Juscelino Kubitschek, 2.041 e 2.235, Bloco A, Vila Olímpia, São Paulo City, São Paulo State, registered with the Corporate Taxpayers’ Roll (“CNPJ/MF”) under #90.400.888/0001-42, herein duly represented pursuant to its Articles of Incorporation] or [a member company of Santander Brazil Group] (“Company”);

and, on the other hand:

(b)       The “Participant”, as identified in Attachment 1;

WHEREAS:

(1)       The General Long-Term Incentive Plan (“Plan”) of Banco Santander (Brasil) S.A., registered with the CNPJ/MF under #90.400.888/0001-42 (“Banco Santander Brazil”), and of the companies that are part of Santander Brazil Group, approved in an Extraordinary General Meeting of Banco Santander Brazil, held on __, and an integrating part hereof as Attachment 2, is an opportunity of variable compensation to the Participant;

(2)       The Participant was designated to participate in the Plan under the Bonus Bases and Bonuses attached hereto, which designation took into account, among other factors, the Participant’s seniority, responsibilities, and activities and the risk managed thereby at Santander Brazil Group; and

(3)       The Participant is willing to participate in the Plan, by his own choice, and acknowledges that the Plan is a tool to align the interests of the Company and employees thereof.

NOW, THEREFORE, the parties hereto agree to enter into this Long-Term Incentive Plan Agreement (“Agreement”) under the following clauses and conditions:

1.       Clause 1. Principles of the Agreement

1.1.       The objective of the Agreement is to give effect to the granting of the Bonuses offered to the Participant according to the Bonus Bases, as provided in Attachments 4 and 3, respectively, under the conditions established in the Plan.

1.1.1.          References to the plural form of “Bonus” shall always be construed in line with the provisions in Attachment 4, such that, in the event of a single Bonus, all such references in the plural shall be deemed to refer to a single assumption.

1.2.       The provisions of Clause 1 of the Plan shall also apply to the principles hereof.

2.       Clause 2. Definitions

2.1.       All terms capitalized in this Agreement without definition herein, including gender and number variations thereof, shall have the meanings given thereto in Attachment 1 to the Plan.

2.2.       Headings and titles in this document are for convenience of reference only and are not intended to nor do they limit or affect the meaning of clauses, paragraphs, or articles to which they apply. The terms “including”, “in particular”, and others alike shall be construed as if they were followed by the term “for example”. References to any documents or normative provisions include all changes and additions thereto, except if expressly provided otherwise.

3.       Clause 3. Agreement Particulars

3.1.       The Bonuses granted to the Participant as part of the variable compensation payable to them by the Company are those contained in Attachment 4.

3.2.       The Bonus payment criteria shall be those established in accordance with Clauses 4, 6, and 7 of the Plan, considering, in particular:

(a)	Clause 4: Clauses 4.1, 4.2, 4.3, 4.4, 4.5, and 4.6.
(b)	Clause 6: Clause 6.2
(c)	Clause 7: Clauses 7.4 and 7.5.

4.       Clause 4. Termination, Retirement, Death and Incapacity

4.1.       For the purposes of this Clause, the provision of Clause 9 of the Plan shall apply.

5.       Clause 5. Additional Conditions

5.1.       The Participant shall be subject to all restrictive conditions regarding the trading of their UNITS, as provided in Clause 8 of the Plan.

5.2.       The relationship between the Participant and any company of Santander Brazil Group shall also be subject to the provisions of Clauses 9 and 10 of the Plan.

6.       Clause 6. Effectiveness Date

6.1.       This Agreement shall enter into force on this date and remain valid indefinitely.

6.2.       Except for the assumption provided in Clause 6.3 below and within the limits thereof, this Agreement is executed on an irrevocable and irreversible basis and constitutes an extrajudicial enforceable instrument under the civil procedure legislation, thus being binding upon the parties hereto and their heirs, beneficiaries, or successors at any time and to any effect.

6.3.       In the event of extinguishment, discontinuance, or change of the Plan under Clause 11.2 thereof, this Agreement may be unilaterally terminated by the Company, provided, however, that the rights already held by the Participant with regard to Bonus installments pending payment shall be observed. Subsequently, the assumptions of Clauses 9.2 “(a)(ii)” or “(b)(i)” of the Plan shall apply.

7.       Clause 7. Miscellaneous

7.1       It is hereby expressly agreed that the failure by either party to exercise any rights, powers, remedies, or faculties established by law or hereunder shall not operate as novation, as well as any tolerance as to the delayed compliance with any obligations by any of the parties, such that the other party, at its sole discretion, may exercise at any time such rights, powers, remedies, or faculties, which shall be cumulative and not exclusive of those established by law.

7.2.       The rights and benefits of this Plan shall be granted to the Participants on a strictly personal basis, and may not be encumbered, assigned, or transferred to third parties, except for the possibility of inuring to the benefit of their respective successors in the event of death of the Participant under Clause 4 above.

7.3.       The Plan and the Agreement, as applicable to the Bonus Bases and Bonuses, shall represent a modality of investment in the stock market involving a high level of risk. The Participant represents to understand that the Company is subject to several risk factors that may negatively impact its business and results, as well as, subsequently, the value of the investments made in Bonus Bases and Bonuses. Additionally, the Participant agrees that:

(a)	They had the option of not executing this Agreement;

(b)	The Agreement represents a benefit to the Participant in addition to their current compensation package; and

(c)	The Agreement represents an investment opportunity used to encourage good performance from the Participant at the Company.

7.4.       The Company shall observe the tax, labor, and social security legislation applicable to the Bonus payment, including with regard to any tax withholding at the source for amounts paid to the Participants, when applicable, provided, however, that the Participant shall be responsible for observing the tax legislation in force and for the respective payment of taxes applicable to the Bonus in the event a charge is attributed thereto by the tax legislation.

7.5.       In the event of default by the Participant on any obligations assumed hereunder, especially for cases involving Bonus in UNITS, the Company shall be entitled to rely on any of the alternatives contained in article 107 of Law 6,404/76.

8.       Clause 8. Venue

8.1.       The courts of the judicial district of the city and state of São Paulo are hereby elected to settle any controversy arising out hereof, to the exclusion of any other, however privileged it may be.

In witness whereof, the parties, by themselves and by their heirs and successors, shall be bound to perform its obligations hereunder and have executed the paper or electronic version of this Agreement through their personal access to the system of the Company’s Human Resources Department, accepting, for all legal purposes, the validity and effectiveness hereof as of such execution.

São Paulo, __

BANCO SANTANDER (BRASIL) S.A.

PARTICIPANT

Attachment 1

Participant: [●]

Attachment 2

Plan

Attachment 3

Applicable Bonus Bases

Attachment 4

Bonus

Base Year
__
Form
Bonus in Cash/UNITS
Initial Base
Cash/UNITS: BRL __
Cash Installment
Cash Installment: __
Deferred Installment:
Deferred Installment: __
Deferral Period
__ years
Annual Maximum

Deferral Criteria
__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer